

Mail Stop 4631

June 16, 2010

Mr. Gene M. Bennett
Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re: China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-33709**

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant